Exhibit 99.1

For Immediate Release	TSX: TMC

TM BIOSCIENCE RESPIRATORY VIRAL PANEL IN USE BY SOUTHWESTERN ONTARIO HOSPITAL LABORATORIES

- Multi-virus test aims to facilitate patient management and improve patient care -

Toronto, Ontario, January 16, 2007 - Tm Bioscience Corporation (TSX: TMC), a leader in the commercial genetic testing market, today announced that its ID-Tag™ Respiratory Viral Panel (RVP), a proprietary, comprehensive test for the detection of the majority of strains and subtypes of respiratory viruses, including respiratory syncytial virus A and B, influenza A (with subtyping) and influenza B, is being used by the laboratories at St. Joseph’s Healthcare in Hamilton, Ontario and the London Health Sciences Centre in London, Ontario for the detection of acute respiratory pathogens.

“This test provides our physicians with better and broader information about potential respiratory viral infections, helping to facilitate patient management and improve patient care,” said Dr. Jim Mahony, Director of the McMaster University Regional Virology and Chlamydiology Laboratory at St. Joseph's Healthcare in Hamilton. “Whereas traditional methods only allowed us to check for a few viruses using multiple tests that could take days, the RVP is a single test that rapidly detects and identifies specific pathogens from a long list of potential respiratory viruses. This can help physicians determine appropriate measures to treat patients, to isolate them when appropriate, and to potentially avoid using antibiotics when unwarranted.”

“This test fills a major need of laboratories. Clinicians need to know the specific cause of respiratory infections to more effectively treat them and having this key information in a timely manner will have significant clinical value,” said Dr. Robert Lannigan, Chief of Microbiology at the Microbiology & Infection Control Laboratory at the London Health Sciences Centre.

“The adoption of our Respiratory Viral Panel by these two significant centres reflects the growing recognition of the value of our approach to infectious disease testing,” said Greg Hines, President and CEO of Tm Bioscience. “We believe this product could become a cornerstone diagnostic for use in patient and resource management in clinical environments.”

The Tm Bioscience ID-Tag™ Respiratory Viral Panel (RVP) - Differential Diagnosis Made Easy

The ID-Tag™ RVP from Tm Bioscience is a reliable and cost-effective test designed to play a key role in patient management, infection control and in countering the pandemic threat of respiratory diseases, all with results in less than six hours.

The ID-Tag™ RVP has received CE mark certification and the Company is focused on gaining regulatory clearance from the FDA for the ID-Tag™ RVP as an in vitro device (IVD) in the United States and is also working towards Health Canada approval.  The CE marked IVD product probes for 20 viral sequences and Tm is seeking a license for an equivalent IVD product in Canada.  In the United States, the IVD application is for a product which excludes the SARS sequence.

In January 2006, Tm Bioscience made the ID-Tag™ RVP commercially available as an IUO (Investigational Use Only) device, and since has secured Early Access Partnership agreements with more than 40 labs in the United States, Canada and Europe. These agreements have allowed the assay to be developed in response to direct user feedback, and are forming the initial market for the product.

For more information, visit the newly launched ID-Tag™ website, www.idtag.tmbioscience.com.

About Tm Bioscience - Putting the Human Genome to Work™
Tm Bioscience (TSX: TMC) is a Toronto-based diagnostics company developing a suite of DNA-based tests for genetic disorders, drug metabolism (pharmacogenetics) and infectious diseases. On December 14, 2006 Luminex Corporation (NASDAQ:LMNX) and Tm Bioscience announced a definitive agreement for Luminex to acquire Tm Bioscience.

Tm Bioscience has developed and commercialized Analyte Specific Reagents* and a series of Tag-It™** tests for a variety of genetic disorders. These tests are based on Tm Bioscience’s Tag-It™ Universal Array platform, which utilizes a proprietary universal tag system that allows for easy optimization, product development and expansion.

Tm Bioscience’s Cystic Fibrosis (CF) test is the first multiplexed human disease genotyping test to be cleared by the FDA as an in vitro device (IVD) for diagnostic use in the U.S. It has also received CE mark certification and Health Canada clearance, allowing the test to be marketed for diagnostic purposes in the European Union and Canada.

In addition, the Company is developing a companion test for the blood-thinning drug warfarin and a test for patients under treatment for sepsis. For more information, visit http://www.tmbioscience.com.

* Analyte Specific Reagent. Analytical and performance characteristics are not established.
** For Investigational Use Only. The performance characteristics of these products have not been established.

Forward-Looking Statements
This press release contains information that is forward-looking information within the meaning of applicable securities laws.  In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or the negative of theses terms or other similar expressions concerning matters that are not historical facts.  In particular, statements about the timing of the anticipated launch of ID-Tag™ RVP, its expected role as a cornerstone diagnostic product and as a tool to manage pandemic threats and the expected regulatory status for ID-Tag™ RVP in the United States and Canada, are or involve forward-looking information.

Forward-looking information is based on certain factors and assumptions.  In particular, in making the statements in this press release, the Company has assumed that the ID-Tag™ RVP will receive U.S. FDA approval in early 2007, that the Company will be able to develop and manufacture sufficient quantities of its ID-Tag™ RVP  and that market penetration of ID-Tag™ RVP will be such that it will serve a key role in the management and treatment of patients infected by respiratory viruses.  While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information, by its nature necessarily involves risks and uncertainties including, without limitation, the difficulty of predicting regulatory approvals, the timing and conditions precedent to obtaining any regulatory approval, market acceptance and demand for new products, the availability of appropriate genetic content and other materials required for the Company’s products, the Company’s ability to manufacture its products on a large scale, the protection of intellectual property connected with genetic content, the impact of competitive products, currency fluctuations, risks associated with the Company’s manufacturing facility, the risk that the Company’s current process to explore strategic alternatives will result in a transaction and any other similar or related risks and uncertainties. Additional risks and uncertainties affecting the Company can be found in the Company’s 2005 Annual Report, available on SEDAR at www.sedar.com and in the Company's Form 20-F, as amended, filed with the U.S. Securities and Exchange Commission and available at www.sec.gov If any of these risks or uncertainties were to materialize, or if the factors and assumptions underlying the forward-looking information were to prove incorrect, actual results could vary materially from those that are expressed or implied by the forward-looking information contained herein.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT:
James Smith
The Equicom Group
Tel.: 416-815-0700
Email: jsmith@equicomgroup.com